INVESTORS BANCORP, INC.
                                 101 JFK Parkway
                             Short Hills, New Jersey

April 8, 2009

VIA FACSIMILE AND EDGAR
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(202) 772-9216

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

       Re:   Investors Bancorp, Inc.
             Registration Statement on Form S-4 (Registration Number 333-157444) Request for Acceleration of Effectiveness
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Ladies and Gentlemen:

     Investors Bancorp, Inc., a Delaware corporation (the "Company"), hereby requests that the Company's Registration Statement on Form S-4 be declared effective on April 10, 2009 at 9:00 a.m., or as soon thereafter as is practicable.

     The Company hereby acknowledges that:

     o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                            Very truly yours,


                                            /s/ Thomas F. Splaine, Jr.
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                                            Thomas F. Splaine, Jr.
                                            Senior Vice President and Chief
                                            Financial Officer (Duly Authorized
                                            Representative)